SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Prudential Vietnam and SeABank establish exclusive bancassurance partnership

Prudential Vietnam Assurance Private Limited ("Prudential Vietnam"), a subsidiary of Prudential plc, and Southeast Asia Commercial Joint Stock Bank ("SeABank") have entered into an exclusive bancassurance partnership with a 20-year term. Prudential Vietnam will also become the preferred life insurance provider to BRG Group Joint Stock Company ("BRG Group"), a leading conglomerate in Vietnam with approximately 10 million customers. The partnership is expected to be effective from April 2020.

SeABank is a fast-growing bank in Vietnam with approximately 1.2 million customers and almost 170 branches. It has adopted a pioneering ecosystem strategy, bringing together a number of market leaders to leverage their respective strengths and customer access, including BRG Group and others in the telecommunication, postal and retail segments. This strategy is underpinned by a digital-convergence approach to transform customer journeys and deliver a compelling suite of innovative products and services for the customers of its ecosystem partners. SeABank's ecosystem strategy is expected to deliver a step-change in its customer base and contribute towards its mission of becoming "the most favourite leading bank in Vietnam".

Prudential Vietnam is a leading life insurance company in Vietnam and is a household name synonymous with life insurance, built up over 20 years of operations. It serves over 1.5 million customers and has a nationwide footprint, with more than 360 sales offices across 63 provinces.

Prudential Vietnam and SeABank have a shared focus on helping local consumers achieve their financial and protection goals. Under this partnership, consumers will be provided with a comprehensive range of customer-centric life insurance solutions, seamlessly delivered via a suite of digital tools to enrich the customer experience. The partnership builds on Prudential's strategy of enhancing its reach in Asia where there is growing demand for health, protection and wealth management products and is fully aligned with SeABank's customer-centric philosophy and digitally-enabled approach.

Mr Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said, "Vietnam is an important market for Prudential with a compelling long-term growth outlook. Our partnership with SeABank is fully aligned with our mission of helping individuals and families in Vietnam build better lives and a financially secure future and we are excited by its growth prospects."

Mr Clive Baker, Chief Executive Officer of Prudential Vietnam, said, "Bancassurance has been a key driver of our recent growth in the country and we are delighted to partner with SeABank. The combination of SeABank's rapidly growing customer base and our proven distribution expertise will deliver a leading bancassurance franchise in Vietnam. We will continue to invest in our partnership network, alongside our well-established and successful agency force."

Ms Le Thu Thuy, Chief Executive Officer of SeABank, said, "This partnership enables us to offer our growing customer base access to Prudential Vietnam's market-leading and innovative product suite. It is a clear demonstration of our commitment to fulfilling the evolving savings and protection needs of our customers and we look forward to collaborating closely with Prudential Vietnam to deliver a superior customer experience."

Enquiries:

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215
Ee Ching Tan	+852 2918 6396	Darwin Lam	+852 2918 6348

About SeABank
Established in 1994, SeABank is a prominent joint-stock commercial bank in Vietnam with 1.2 million customers, over 4,000 employees and almost 170 branches nationwide. It aims to become the leading retail bank in Vietnam through a customer-centric strategy and by providing a diverse range of financial products and services to individuals, small business enterprises and large enterprises. SeABank is considered one of the pillars in the Vietnamese banking system with a charter capital of VND 9,369 billion, B1 rating by Moody's and is Basel II compliant. With its recent digital-convergence approach, SeABank is well-positioned to deliver best-in-class solutions to consumers and fulfil its mission to be become "the most favorite leading bank in Vietnam".

About BRG Group
BRG Group is a leading diversified Vietnamese conglomerate with over 10 million customers and which is active across 15 business sectors, including finance and banking, real estates, hotels and resorts, recreation and commerce and retail. It has a proven track record of cooperating with multinational companies to build an ecosystem with a comprehensive range of products and services that contribute to the development of the community and country.

About Prudential Vietnam
Prudential Vietnam is a subsidiary of Prudential plc, a leading global financial group headquartered in the UK.  It has operated in Vietnam for over 20 years and is focused on expanding the life insurance market and changing people's perception of insurance. As of 30 June 2019, Prudential Vietnam had over 200,000 financial consultants, over 360 sales offices and 1.5 million customers. Besides its core business, Prudential Vietnam also focuses on social responsibility. During the period of 2012 - 2018, it contributed VND175 billion across three pillars of education, healthy living, and safety. In 2019, marking its 20-year anniversary, Prudential Vietnam has launched a new brand commitment "Listening. Understanding. Delivering." reaffirming its commitment to always putting customers first, delivering innovative and comprehensive solutions to support their evolving needs while making engagement easier for today's digital-savvy customers.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 January 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary